Exhibit 99.1

AVG TECHNOLOGIES N.V.

REMUNERATION REPORT

FOR THE YEAR 2013

This report contains an account of the manner in which the remuneration policy has been implemented in the past financial year. It sets out the remuneration of the members of the management board (the Management Board) and the supervisory board (the Supervisory Board) of AVG Technologies N.V. (the Company) for the year that ended on December 31, 2013, and provides an overview of the Management Board and Supervisory Board remuneration policies currently in place for the financial year 2014 and subsequent years.

REMUNERATION COMMITTEE

The Supervisory Board has appointed from among its members a remuneration committee (the Remuneration Committee) to prepare proposals, advice and recommendations on remuneration decisions for the Supervisory Board on the remuneration policy and remuneration of the individual members of the Management Board and to prepare the remuneration report. Furthermore, the Remuneration Committee advises the Supervisory Board on the annual targets for the Management Board and prepares the allocation of share equity. The remuneration of the members of the Supervisory Board is decided upon by the general meeting of shareholders (the General Meeting of Shareholders). The Remuneration Committee can make proposals to the Supervisory Board for the remuneration of individual members of the Supervisory Board, which remuneration is to be submitted to the General Meeting of Shareholders for adoption.

The Remuneration Committee proposes the remuneration of the individual members of the Management Board to the Supervisory Board. The remuneration of the members of the Management Board is the responsibility of the Supervisory Board as a whole. Resolutions on remuneration by the Supervisory Board are made in line with the remuneration policy for the members of the Management Board as adopted at the General Meeting of Shareholders.

The Remuneration Committee consists of three or four members and is chaired by a member of the Supervisory Board, who cannot be: (i) the chairman of the Supervisory Board, (ii) a former member of the Management Board of the Company or (iii) a member of the Supervisory Board who is a member of the Management Board of another Dutch listed company. The chief executive officer was invited for all meetings, but has not attended any part of any meeting where his own remuneration or any of his own terms or conditions was discussed. The role of Secretary of the Remuneration Committee is filled by the General Counsel of the Company. In 2013 the Remuneration Committee had six meetings and the Supervisory Board received minutes of the meetings from the Remuneration Committee’s deliberations and findings. The current members of the Remuneration Committee are Mr. Tenwick (chairman), Mr. Eichler and Mr. Fuller.

The Remuneration Committee used external advice from the following companies:

•	Towers Watson

•	Allen & Overy Amsterdam

The Remuneration Committee was assisted by Towers Watson as independent external remunerations consultant. Towers Watson has and will act independently from the Management Board of the Company and does not directly advise any members of the Management Board.

This report sets out the disclosures on the remuneration of the members of the Supervisory Board and the members of the Management Board. It takes into account the best practice recommendations of the Dutch Corporate Governance Code (the Dutch CGC). The remuneration policy complies with the best practice recommendations of the Committee on Corporate Governance as described in paragraphs II and III on “best practice provisions II.2.1-II.2.15, III.5.1-5.3, III.5.10-III.5.12, and III.7.1-III.7.3” of the Dutch CGC.

Remuneration policy outlook

Any revised remuneration policies for the Management Board and the Supervisory Board will be proposed to the General Meeting of Shareholders for consideration and for approval and adoption. The Remuneration Committee does not expect that any material changes need to be made to these remuneration policies for the Management Board and the Supervisory Board, unless required by any such legislation to that effect. Should any material change in the Remuneration Policies be necessary, such material change shall be submitted to the General Meeting of Shareholders for adoption. Except as regulated and permitted for the Supervisory Board to put in place plans and arrangements whereby members of the Management Board are remunerated in the form of options and restricted share units under the applicable Remuneration Policy for the Management Board, putting in place such plans and arrangements and major changes to such plans and arrangements shall be submitted to the General Meeting of Shareholders for approval.

Long-term objectives

The Company and its subsidiaries and affiliates hold the view that the remuneration policies of the Company reflects the interests of all stakeholders, attracts and retains board members that have the talent and skills to develop and expand the business, links rewards to creating shareholder value, connects the variable income component to performance, which reinforces the business strategy, avoids inappropriate risks, and creates long-term value and enhances the sustainable development of the Company. By means of the policies, the Company intends to be competitive in relation to both the market in which the Company operates and the relative size of the business. Remuneration is therefore connected to the experience, role, focus, responsibilities, performance and required experience and skills of each member of the Management Board and Supervisory Board in order to enhance the behavior that is required for successful performance in the existing roles within the Management Board and the Supervisory Board respectively. The Supervisory Board will at regular intervals evaluate the objectives and structure of the remuneration policies to ensure they are fit for their purposes.

Company’s website

This Remuneration Report will be posted on the Investor Relations section of the Company’s website www.avg.com.

Special remuneration

Payment and explanation of any severance payment or special remuneration to a (former) member of the Management Board during a financial year will be included in this Remuneration Report.

Existing remuneration policies (Annex I and II)

On June 19, 2013, the General Meeting of Shareholders adopted the current remuneration policies in force for the Supervisory Board and Management Board. The existing Management Board and Supervisory Board remuneration policies can be consulted in Annex I and Annex II, respectively, of this report. Remuneration for the members of the Supervisory Board and Management Board members has been adjusted from the date of adoption of the remuneration policies forward.

Possible remuneration policies

Any changes to the Management Board and Supervisory Board remuneration policies for the remainder of 2014 and subsequent years will be proposed to the General Meeting of Shareholders for adoption, and will be made available on the Investor Relations section of the Company’s website www.avg.com.

Currency

Unless specified otherwise, any amounts in this report are expressed in United States dollars.

Share option and restricted share unit grants

The values attributed to share option and restricted share unit grants in this report have been calculated in accordance with accounting guidance and are recognized over the period of expected service.

1.	Members of the Supervisory Board

During 2013, the Supervisory Board consisted of the following members:

Rotation plan

Member	First appointed	End of current term
Dale Fuller	March 4, 2009	AGM 2014
Gabriel Eichler	November 24, 2005	AGM 2014
Frank Esser	July 30, 2013	AGM 2017
Jan Haars	August 10, 2011	AGM 2015
Jonathan Meeks	October 1, 2009	AGM 2015
Colin Tenwick	October 15, 2011	AGM 2017

Former member	First appointed	End of current term
Rafal Bator	November 24, 2005	n/a (1)
Dariusz Prończuk	November 24, 2005	n/a (2)

(1)	Rafal W. Bator stepped down as a member of AVG’s Supervisory Board, effective June 19, 2013, per the rotation plan.
(2)	Darius Prończuk resigned as a member of AVG’s Supervisory Board on December 12, 2013.

Total remuneration

In 2013, the total remuneration of the current and former members of the Supervisory Board amounted to USD 1,889,890 (2012: USD 2,338,476). The remuneration in United States dollars of the individual members of the Supervisory Board is set out in the table below.

	Financial year	Non-variable		Short term (variable)	Long term (variable)	Total remuneration	Split
Supervisory Board		Base compensation	Other periodic paid compensation	STI (Cash)(1)	LTI(2)	Total(3)	Variable %	Non-variable %
Dale Fuller(4)	2013	242,000	68,000	458,328	763,060	1,531,388	79.8%	20.2%
	2012	432,000	—	800,000	808,001	2,040,001	78.8%	21.2%

Gabriel Eichler	2013	60,667	—	—	—	60,667	0.0%	100.0%
	2012	9,375	—	—		9,375	0.0%	100.0%

Frank Esser	2013	29,543	—	—	23,158	52,701	43.9%	56.1%
	2012	—	—	—	—	—	n/a	n/a

Jan Haars	2013	86,000	—	—	30,305	116,305	26.1%	73.9%
	2012	71,236	—		67,298	138,534	48.6%	51.4%

Jonathan Meeks	2013	—	—	—	—	—	n/a	n/a
	2012	—	—	—	—	—	n/a	n/a

Colin Tenwick(4)	2013	86,000	—	—	42,829	128,829	33.2%	66.8%
	2012	65,705	—	—	84,861	150,566	56.4%	43.6%

	Financial year	Non-variable		Short term (variable)	Long term (variable)	Total remuneration	Split
Former Supervisory Board		Base compensation	Other periodic paid compensation	STI (Cash)(1)	LTI(2)	Total compensation	Variable %	Non-variable %
Rafal Bator	2013	—	—	—	—	—	n/a	n/a
	2012	—	—	—	—	—	n/a	n/a

Dariusz Prończuk	2013	—	—	—	—	—	n/a	n/a
	2012	—	—	—	—	—	n/a	n/a

(1)	Short term incentives (cash bonuses) are charged to the Company in the financial year.
(2)	The remuneration reported as part of the LTI is based on costs incurred during the year under US GAAP and IFRS.
(3)	Total remuneration reflects base compensation, other periodic paid compensation, STI and LTI.
(4)	Mr. Fuller and Mr. Tenwick were paid a part of their 2012 compensation for chairing Supervisory Board committees, in 2013. These amounts, USD 18,333 each, are not reflected in the above table.

With the arrival of Gary Kovacs as our new CEO, the number of hours spent towards the Company by the chairman of our Supervisory Board was reduced. As a result, effective November 5, 2013, the Company and the chairman of our Supervisory Board, Mr. Fuller, agreed to set Mr. Fuller’s compensation at the same level of other members of our Supervisory Board and Supervisory Board committee chairmen (i.e. a fee of (i) USD 70,000 gross per annum for Mr. Fuller’s duties as a member of the Supervisory Board and (ii) USD 60,000 gross per annum for Mr. Fuller’s duties as chairman of the Supervisory Board and the nominations and governance committee.

Throughout 2013, Supervisory Board members Messrs. Fuller, Eichler, Esser, Haars and Tenwick in the above table were independent members under applicable NYSE and Dutch CGC standards and Supervisory Board members Messrs. Meeks, Bator and Prończuk in the above table were non-independent members.

The remuneration of the members of the Supervisory Board is based on a base compensation and options to attract and retain international talents that have the skills to perform the duties required by the Supervisory Board and to create shareholder value.

Variable compensation

(i) Short term incentive (STI)

In November 2013, the Supervisory Board reviewed the performance and tasks related to the remuneration of the chairman of the Supervisory Board. Based on conditions set, Mr. Fuller was awarded a short term cash incentive of USD 458,328.

(ii) Long-term incentive (LTI)

In order to attract, retain and motivate members of the Management Board and Supervisory Board, employees and other individuals having business relationships with us and to reward such persons for their loyalty and commitment, the Company established an option plan (the Option Plan) in June 2009 under which it granted options to acquire ordinary shares. The Option Plan was subsequently amended and restated effective on October 1, 2009, June 30, 2010, March 11, 2011, June 30, 2011, September 29, 2011 and January 30, 2012. The Option Plan was most recently amended on May 7, 2013 and currently includes a restricted share unit plan (the RSU Plan).

The total number of shares in respect of which options and restricted share units may be granted under the Option Plan is limited to 9,059,948. Options that lapse or are forfeited and restricted share units that are forfeited are available to be granted again. Except as regulated and permitted under the applicable remuneration policies, options and restricted share units granted to members of the Management Board and the Supervisory Board require prior approval of the General Meeting of Shareholders.

Options and restricted share units generally vest over a period of four years, whereby 25% of the options vest on the first anniversary of the start date and the remaining options vest quarterly thereafter, in equal portions during the remaining vesting period. The contractual life of all options is 10 years. Other than part of the options granted to Dale Fuller that do have predetermined performance criteria, the options and restricted share units do not have predetermined performance criteria, only the vesting is time based.

Participants have no voting rights with respect to shares represented by options and restricted share units until the date of the issuance of such shares. Participants in the RSU Plan may, if the Supervisory Board so determines, be credited with dividend equivalents paid with respect to shares underlying a restricted share unit award. Dividend equivalents shall be forfeited in the event that the restricted share units with respect to which such dividend equivalents were credited are forfeited.

The table below summarizes the status of the number of outstanding options granted to the members of the Supervisory Board:

	Grant year	Number of options					Amounts in USD
Supervisory Board		Outstanding as of January 1, 2013	Granted during the year	Exercised during the year	Forfeited during the year	Outstanding as of December 31, 2013	Exercise price	Remaining years contractual life
Dale Fuller	2012	125,000	—	—	—	125,000	16.00	8.11
	2012	10,000	—	—	—	10,000	16.00	8.11
	2012	29,000	—	—	—	29,000	14.93	8.25
	2013	—	250,000	—	(6,946)	243,054	18.46	9.47

Frank Esser	2013	—	20,000	—	—	20,000	25.72	9.74

Jan Haars	2011	20,000	—	—	—	20,000	22.00	7.61

Colin Tenwick	2012	20,000	—	—	—	20,000	23.50	8.03

Total		204,000	270,000	—	(6,946)	467,054

Any shares in the Company held by a member of the Supervisory Board are held as long-term investments. Information with respect to share ownership of members of the Supervisory Board is included in “Item 7. Major Shareholders and Related Party Transactions” of the Company’s 2013 annual report on Form 20-F.

The members of the Supervisory Board do not accrue any pension rights with the Company. No personal loans, guarantees, remission of loans or the like are granted to the members of the Supervisory Board.

2.	Members of the Management Board

The 2013 mutual separation agreement with J.R. Smith

On March 7, 2013 J.R. Smith announced his planned resignation as CEO and member of the Management Board. Mr. Smith remained CEO of the Company until his successor, Mr. Gary Kovacs, was appointed in July 2013. The Company and Mr. Smith entered into a mutual separation agreement and Mr. Smith resigned as CEO and member of the Management Board on July 25, 2013.

It was agreed upon that J.R. Smith would be entitled to 50% of his 2013 annual bonus, measured against the applicable factors. Options awarded to Mr. Smith are settled in accordance with the prevailing option award agreements and the Option Plan. The non-compete clause was invoked and the corresponding non-compete compensation was capped at nine months, starting from the termination date (July 25, 2013) of the employment agreement.

The 2013 appointment of Gary Kovacs as CEO, managing director and member of the Management Board

On July 31, 2013 the Company announced that Gary Kovacs, former CEO at Mozilla Corporation, was named CEO and managing director. In an extraordinary general meeting of shareholders held on September 24, 2013, the General Meeting of Shareholders approved the appointment of Mr. Kovacs as CEO and member of the Management Board. The General Meeting of Shareholders also approved the remuneration package for Mr. Kovacs, comprised of the following:

• base salary	USD	600,000(1)(2)
• performance bonus (up to)	USD	600,000(1)(3)
• sign-on bonus	USD	250,000(1)

number of:
• share options		400,000(4)
• restricted share units		400,000(5)
• market restricted share units		100,000(6)

(1)	Gross amount;
(2)	Annual base salary;
(3)	Annual performance bonus;
(4)	Option price equal to the closing price of the date of the extraordinary general meeting of shareholders (September 24, 2013), subject to the Option Plan and the specific option award agreement between the Company and Mr. Kovacs;
(5)	Subject to the terms of the RSU Appendix to the Option Plan and the specific RSU award agreement between the Company and Mr. Kovacs; and
(6)	Subject to the terms of the RSU Appendix to the Option Plan and the specific RSU award agreement between the Company and Mr. Kovacs. The 100,000 RSUs will vest, provided Mr. Kovacs is employed as the CEO of the AVG group of companies, if the average closing price of the Company’s shares on the NYSE during a 30 consecutive trading day period exceeds 2.5 times the closing price of the shares on the start date of Mr. Kovacs’ employment (the Start Date) (the Share Price Goal), provided that (A) if the Share Price Goal is achieved prior to the first anniversary of the Start Date, the vesting shall occur on the first anniversary of the Start Date and (B) Mr. Kovacs remains employed through the applicable vesting dates and he has not provided a notice of termination as of the applicable vesting date.

In connection with the approved grant of options and (market) restricted share units to Mr. Kovacs, the shareholders further approved the increase of the option and restricted share units pool under the Option Plan by 900,000 from 8,159,948 to 9,059,948 shares.

During 2013, the Management Board comprised the following members:

Rotation plan and date of appointment

Member	First appointed	End of current term
Gary Kovacs	September 24, 2013	AGM 2017
John Little	June 16, 2008	AGM 2014

Former member	First appointed	End of current term
J.R. Smith	July 21, 2008	n/a (1)
John Giamatteo	June 19, 2013	n/a (2)

(1)	J.R. Smith resigned as chief executive officer and member of the Management Board on July 25, 2013.
(2)	John Giamatteo resigned as member of the Management Board on September 2, 2013.

Employment contracts

All members of the Management Board have entered into employment contracts. John Little entered into an employment contract with the Company. Gary Kovacs and John Giamatteo entered into employment contracts with AVG Technologies US, Inc. J.R. Smith entered into an employment contract with AVG Technologies CZ, s.r.o. All contracts were entered into for an indefinite period of time.

All members of the Management Board will step down in accordance with the rotation plan. They may be reappointed for a new term of not more than four years at a time.

Severance

The current arrangements concerning severance for the members of the Management Board are as follows:

Certain members of the Management Board will, if their non-compete obligations which apply for a 12-month period after the date of termination or dissolution are not waived, receive during the non-compete period their base salary plus a bonus calculated on a monthly basis equal to the higher of the average for (i) the last 12 months or (ii) the last calendar quarter before the date of termination or dismissal for each month that they comply with their obligations under their non-compete provision. If their non-compete obligations are waived, the members of the Management Board shall only be paid a one-time severance payment equal to six months of non-compete compensation, and any monthly payments already made shall be deducted from such payment except where prohibited by law.

In deviation of the aforementioned severance regime for certain members of the Management Board, the General Meeting of Shareholders approved in the extraordinary general meeting held on September 24, 2013, a severance package in case of termination for convenience of the employment agreement of Mr. Kovacs by the Company. Subject to execution of a release and agreement not to engage in employment or similar activity with a competitor, it is comprised of one year’s fixed salary in case of termination of employment before the first anniversary of the start of Mr. Kovacs’ employment and of one year’s fixed salary and the payment of the annual bonus earned for the prior year in case of a termination after the first anniversary of the start of employment.

For J.R. Smith, who resigned on July 25, 2013 as a member of the Management Board, the Company decided not to waive his non-compete obligations. During a period of nine months after the date of termination of his employment (not later than April 25, 2014) he will receive his monthly base salary under the conditions of his employment agreement with the Company as well as certain agreed benefits.

Mr. John J. Giamatteo resigned as a member of our Management Board on September 2, 2013 and he accepted employment with McAfee. The Company decided not to waive his non-compete obligations and the Company has not paid any severance payment to Mr. Giamatteo.

Total remuneration

In 2013, the total remuneration (including pension and social security contributions) of the current and the former members of the Management Board amounted to USD 3,730,304, as compared to USD 3,215,375 in 2012.

The remuneration in U.S. dollars of the individual members of the Management Board is set out in the table below.

	Financial year	Non-variable		Short term (variable)	Long term (variable)	Total remuneration	Split
Management Board		Base compensation	Other periodic paid compensation	STI (Cash)(1)	LTI(2)	Total(3)	Variable %	Non-variable %
Gary Kovacs(4)	2013	261,660	5,872	449,890	1,888,147	2,605,569	89.7%	10.3%
	2012	—	—	—	—	—	n/a	n/a

John Little	2013	296,443	197,957	77,737	523,392	1.095.529	54.9%	45.1%
	2012	291,497	118,126	96,515	225,100	731,238	44.0%	56.0%

	Financial year	Non-variable		Short term (variable)	Long term (variable)	Total remuneration	Split
Former Management Board		Base compensation	Other periodic paid compensation	STI (Cash)(1)	LTI(2)	Total(3)	Variable %	Non-variable %
J.R. Smith(5)	2013	306,099	52,492	104,885	(501,774)	(38,298)	n/a	n/a
	2012	267,270	48,068	326,782	1,010,856	1,652,976	80.9%	19.1%

John Giamatteo(6)	2013	61,667	5,837	—	—	67,504	n/a	100.0%
	2012	—	—	—	—	—	n/a	n/a

Rob Blasman(7)	2013	—	—	—	—	—	n/a	n/a
	2012	584,719	55,174	116,863	74,405	831,161	23.0%	77.0%

(1)	Short term incentives (cash bonuses) are charged to the Company in the financial year and are payable in arrears.
(2)	The remuneration reported as part of the LTI is based on costs incurred during the year under US GAAP and IFRS. For reporting purposes under IFRS however, the portion of the award relating to the shares withheld for tax settlement is accounted for as a liability and the vesting period is different. As such, 2013 LTI costs for Mr. Kovacs and Mr. Little under IFRS are USD 2,396,732 and USD 574,355, respectively.
(3)	Total remuneration reflects base compensation, other periodic paid compensation, STI and LTI.

(4)	Gary Kovacs joined AVG in July 2013. His STI reflects the sign-on bonus, a resolution thereto was adopted by the shareholders at the extraordinary general meeting of shareholders of September 24, 2013 and his 2013 performance bonus, pro-rated over the time of his employment in 2013.
(5)	J.R. Smith resigned as a member of the Management Board on July 25, 2013. His base compensation is composed of USD 168,433 until the date of his resignation and USD 190,158 non-compete compensation as from the date of his resignation.
(6)	John Giamatteo was appointed as a member of the Management Board on June 19, 2013 and resigned on September 2, 2013 as a member of the Management Board. His remuneration is reflected for that period.
(7)	Rob Blasman resigned as a member of the Management Board on November 29, 2012. His base compensation for 2012 consists of USD 376,976 base salary and USD 207,743 in non-compete arrangements, which non-compete payments were paid in 2013.

Variable compensation

A more detailed description of the performance criteria on which the performance related component of the variable remuneration is dependent, and the discretionary powers of the Supervisory Board, are set out in more detail in the remuneration policy of the Management Board currently in force (see Annex I).

Before drafting the remuneration policy and determining the remuneration of individual members of the Management Board, scenario analyses were carried out on both the variable compensation component as well as with respect to the Management Board’s options’ value at an alternative share price. The performance criteria on which the performance related component of the variable remuneration is dependent are revenue, unlevered free cash flow and user numbers.

The Supervisory Board is currently not aware of any variable remuneration that has been awarded on the basis of incorrect financial or other data, nor does any variable remuneration component that was awarded conditionally produce an unfair result due to extraordinary circumstances on which basis the Supervisory Board would want to adjust the value thereof downwards or upwards.

(i)	Short-term incentive (STI)

In 2013 the performance related component of the variable remuneration was an amount of USD 436,948, as compared to USD 540,160 in 2012, was paid to the members and former members of the Management Board as a cash bonus in relation thereto. In accordance with the mutual separation agreement, J.R. Smith was only entitled to a short-term incentive (bonus) related to the first half of 2013.

Upon signing his employment agreement with the Company, Gary Kovacs was awarded a sign-on bonus of USD 250,000.

(ii)	Long-term incentive (LTI)

For a detailed explanation regarding the Company’s long term incentives, see the section regarding long-term incentives under the Supervisory Board compensation.

The vesting of certain restricted share units, referred to as the market restricted stock units, granted to the Company’s CEO is subject to satisfaction of market based financial performance criteria. The market restricted share units will vest if the average closing price of the Company’s shares on the New York Stock Exchange during a 30 consecutive trading day period exceeds 2.5 times the closing price of the shares on the start date of Mr. Kovacs’ employment (the Start Date) (the Share Price Goal), provided that (i) if the Share Price Goal is achieved prior to the first anniversary of the Start Date, the vesting shall occur on the first anniversary of the Start Date and (ii) the CEO remains employed through the applicable vesting date and has not provided a notice of termination as of the applicable vesting date.

(A)	Share options

The table below summarizes the status of the number of outstanding options granted to the members of the Management Board:

		Number of options					Amounts in USD
Management Board	Grant year	Outstanding as of January 1, 2013	Granted during the year	Exercised during the year	Forfeited during the year	Outstanding as of December 31, 2013	Exercise price	Remaining years contractual life
Gary Kovacs	2013	—	400,000	—	—	400,000	25.72	9.74

John Little	2010	136,042	—	(80,927)	—	55,115	12.15	6.5
	2012	63,958	—	—	—	63,958	16.00	8.11

		Number of options					Amounts in USD
Former Management Board	Grant year	Outstanding as of January 1, 2013	Granted during the year	Exercised during the year	Forfeited during the year	Outstanding as of December 31, 2013	Exercise price	Remaining years contractual life
J.R. Smith	2012	500,000	—	(156,250)	(343,750)	—	16.00	n/a

John Giamatteo(1)	2012	200,000	—	(75,000)	(125,000)	—	16.00	n/a

Rob Blasman(2)	2010	53,333	—	(41,111)	(12,222)	—	16.31	n/a
	2012	26,667	—	(6,666)	(20,001)	—	16.00	n/a

Total		980,000	400,000	(359,954)	(500,973)	519,073

(1)	Options awarded in 2012 prior to the appointment as member of the Management Board. On the day of his resignation as an employee of the Company, the non-exercised options forfeited as per the Option Plan.
(2)	During 2013, 8,222 options held by Mr. Blasman were forfeited, and 4,000 options expired.

Information with respect to share ownership of members of the Management Board is included in “Item 7. Major Shareholders and Related Party Transactions” of the Company’s 2013 annual report on Form 20-F.

(B)	Restricted share units and market restricted share units

The table below summarizes the status of the number of outstanding (market) restricted share units granted to the members of the Management Board:

			Number of (market) restricted share units
Management Board	Grant year		Outstanding as of January 1, 2013	Granted during the year	Exercised during the year	Forfeited during the year	Outstanding as of December 31, 2013
Gary Kovacs	2013		—	400,000	—	—	400,000
	2013	(1)	—	100,000			100,000

John Little	2013		—	100,000	—	—	100,000

			Number of (market) restricted share units
Former Management Board	Grant year		Outstanding as of January 1, 2013	Granted during the year	Exercised during the year	Forfeited during the year	Outstanding as of December 31, 2013
John Giamatteo	2013		—	150,000	—	(150,000)	—

Total			—	750,000	—	(150,000)	600,000

(1)	Market restricted share units

Pensions

The members of the Management Board do not participate in a specific pension plan or other retirement benefits other than statutory pension contributions, but follow any general pension arrangement that is available and applicable at the AVG entities the members of the Management Board have their employment relationships with.  Mr. Kovacs is eligible for a matching contribution of up to 4% of his annual salary to a 401(k) plan provided by AVG Technologies USA, Inc.  Other than applicable statutory pension contributions, the Company does not set aside any other amounts in respect of pension, retirement benefits or any similar benefits for members of the Management Board or Supervisory Board.

No arrangements were made with members of the Management Board on early retirement.

Special remuneration

No personal loans, guarantees, remission of loans or the like are granted to the members of the Management Board.

*    *    *

ANNEX I

REMUNERATION POLICY FOR THE MANAGEMENT BOARD OF

AVG TECHNOLOGIES N.V.

1.	GENERAL

1.1	Principles

This remuneration policy of AVG Technologies N.V. (the Company) is based on the following principles:

•	the remuneration of the members of the Management Board of the Company (the Management Board) are competitive in relation to both the market in which the Company operates in and the relative size of the business

•	the fixed and variable pay ratio and the short-term incentive and the long-term incentive focus on remuneration that recognizes the achievement against agreed targets and delivery of long-term shareholder value creation; and

•	the remuneration is linked to the experience, role, focus, responsibilities, performance and required experience and skills of each member of the Management Board in order to enhance behavior required for a successful performance in the existing roles within the Management Board.

The Supervisory Board will at regular intervals evaluate the objectives and structure of the remuneration policy to ensure it is fit for purpose in delivering the stated objectives.

1.2	Components

The remuneration consists of the following components:

•	base salary;

•	a short-term incentive;

•	a long-term incentive;

•	other benefits, applicable to certain members of the Management Board, such as housing costs and contributions related to healthcare; and

•	other arrangements, applicable to certain members of the Management Board, such as use of a mobile phone and company car for business purposes.

2.	OBJECTIVES REMUNERATION POLICY

(2) The Company and its subsidiaries and affiliates (jointly referred to as AVG) hold the view that its remuneration policy for the Management Board should serve the following objectives (the Remuneration Objectives):

•	reflect the interests of all stakeholders;

•	attract and retain board members that have the talent and skills to develop and expand the business;

•	link rewards to creating shareholder value;

•	relate the variable income component to performance reinforcing the business strategy;

•	avoid inappropriate risks; and

•	create long-term value and enhance the sustainable development of the Company.

3.	BASE SALARY

(3) The Supervisory Board of the Company (the Supervisory Board) has established via the use of independent external research and benchmarking that the current remuneration is in line with the Remuneration Objectives and as a result currently proposes no fundamental changes as regards the remuneration of the members of the Management Board.

(4) The base salary can be increased in the first quarter of each financial year of the Company with a maximum of 5%, subject to Supervisory Board approval.

4.	SHORT-TERM INCENTIVE

4.1	Ratio short term incentive

The Supervisory Board may grant the members of the Management Board an annual cash bonus:

•	the Chairman of the Management Board may be eligible to a bonus of:

•	up to 100% of the annual base gross salary based upon achieving the set financial and operating goals for the period; and

•	up to 125% of the annual base gross salary if the set financial and operating goals for the period are exceeded;

•	other members of the Management Board may be eligible to a bonus of:

•	up to 80% of the annual base gross salary based upon achieving the set financial and operating goals for the period; and

•	up to 125% of the applicable bonus percentage of the annual base gross salary if the set financial and operating goals for the period are exceeded.

Up to 40% of the short-term incentive amount granted is payable after the first half of the relevant year per the Company’s then current applicable payroll practices and timing for effectuating payment of such amounts. The remaining up to 60% is deferred and is payable in the following year per the Company’s then current applicable payroll practices and timing for effectuating payment of such amounts.

4.2	Objectives

The objective of this short-term incentive is to incentivize the Management Board on achieving the annual objectives related to the short-term focus of AVG and investors, and is typically reviewed and assessed against annual targets and objectives, which are set by the Supervisory Board regularly.

4.3	Targets

Payment of the bonus as a whole is dependent on the achievement of agreed objectives set by the Supervisory Board. The agreed objectives fully (100%) consist of company achievements, consisting of financial and non-financial performance.

Further details on the performance targets cannot be disclosed as this regards commercially sensitive information. In addition, such information may qualify as guidance on financial performance, which may lead to the obligation to provide trading updates, where such need would otherwise not exist.

4.4	Additional bonus payments

The bonus payments referred to above may be increased by the Supervisory Board at its sole discretion in the event of exceptional achievements of the relevant member of the Management Board.

5.	LONG-TERM INCENTIVE

5.1	General

The long-term incentive of members of the Management Board consists of the grant of options (Options) or restricted share units (RSUs) of ordinary shares in the capital of the Company.

Grant

The Supervisory Board is authorized to grant Options and/or RSUs to members of the Management Board, subject to the approval of the general meeting of shareholders of AVG (the General Meeting of Shareholders), in accordance with the terms and conditions set out in the option plan dated 7 May 2013, as amended from time to time (the Option Plan) and the RSU appendix to the Option Plan dated 7 May 2013, as amended from time to time (the RSU Plan) respectively.

The number of ordinary shares in respect of which Options and/or RSUs may be granted shall not exceed 8,159,948 ordinary shares or such higher number of ordinary shares as agreed by the General Meeting of Shareholders. The Options granted under the Option Plan or RSUs granted under the RSU Plan are granted on the basis of an Option or RSU agreement respectively with the relevant member of the Management Board setting out the terms and details of the Option or RSU grant in more detail, inter alia, including the exercise price of the Options.

Vesting

The Option Plan and the RSU Plan provide for a vesting schedule of the Options and RSUs setting out that the Options and RSUs granted will vest in accordance with the vesting schedule over a period of four years. The Supervisory Board has the discretionary power to propose an alternative vesting schedule in the Option and/or RSU agreement entered into with the nominee.

Exercise price

The exercise price of the Options granted under the Option Plan is determined by the Supervisory Board in accordance with the Option Plan and the Consistent Course of Action, including the annexes thereto, as amended from time to time, currently being the closing price of the ordinary shares on the second full trading day following the relevant quarter earnings announcement.

5.2	Objectives

The purpose of the long term incentive in the form of Options and RSUs granted in accordance with the Option Plan and the RSU Plan is to provide members of the Management Board with the opportunity to participate directly in the growth of the value of AVG to which they contribute.

Furthermore, by granting a long term incentive in the form of equity an alignment of the long term interest of the members of the Management Board and AVG is effected in order to ensure that sound and prudent risk management is promoted and rewarded.

5.3	Annual Option and RSU grant

The Supervisory Board may, within the available options and RSUs pool, the corporate authority granted and in accordance with the Consistent Course of Action, including the annexes thereto, as amended from time to time, at its sole discretion, taking into account the objectives set out in paragraph 5.2 above, the performance of the Company and of the relevant member of the Management Board, approve additional option and/or RSU grants to the members of the Management Board up to a maximum of 500,000 Options and RSUs in aggregate in one year, divided as follows:

•	400,000 Options or RSUs, or a combination thereof, resulting in a maximum total of 400,000 per member of the Management Board if the Options or RSUs of a previous Option or RSU grant respectively for such respective member of the Management Board have partially or fully vested in such applicable financial year; and/or

•	100,000 Options or RSUs, or a combination thereof, resulting in a maximum total of 100,000 per member of the Management Board in the event of special achievements or accomplishments and recognition.

5.4	Tax equalization

As a result of the relocation of the CFO from the Czech Republic to the Netherlands, the Company will compensate the CFO in cash for any higher taxes that the CFO pays as Dutch tax residents upon the exercise of any options that were granted but unvested as of 1 November 2011.

6.	REMUNERATION IN THE EVENT OF DISMISSAL

In the event of dismissal, the remuneration of a member of the Management Board shall in principle not exceed one year’s salary (the ‘fixed’ remuneration component), provided that the current members of the Management Board will, if their non-compete obligations which apply for a 12-month period after the date of termination or dissolution are not waived , receive during the non-compete period their base salary plus bonus calculated on a monthly basis equal to the higher of the average for (i) the last 12 months or (ii) the last calendar quarter before the date of termination or dismissal for each month that they comply with their obligations under their non-compete provision. If their non-compete obligations are waived, they shall only be paid a one-time severance payment equal to six months of non-compete compensation, and any monthly payments already made shall be deducted from such payment except where prohibited by law. The amount of compensation the current members of the

Management Board will receive in the event of dismissal will not exceed the higher of (i) one year’s base salary or (ii) the aforementioned total compensation he receives during the non-compete period.

7.	COMMISSIONS AND GIFTS

Members of the Management Board shall not in connection with the performance of their duties, directly or indirectly, accept or demand commission, contributions or reimbursement in any form whatsoever from AVG. This does not apply to customary promotional gifts of little value and all reasonable costs incurred with the consent of the CEO, or, with respect to the CEO, incurred with the consent of the chairman of the Supervisory Board.

8.	INSURANCES & PENSION

Other than any applicable statutory national premiums for state pension, the Company does not pay or reimburse pension premiums for the Management Board members.

The Company reimburses the members of the Management Board for the health insurance premiums for the Management Board members and their family members.

The members of the Management Board may benefit from insurances that are provided to employees of the relevant AVG entities the respective Management Board members are employed by generally, for example insurance against short-term or long-term disability.

9.	LOANS, ADVANCES AND GUARANTEES

In relation to members of the Management Board, no loans, advances or guarantees are or will be in place.

10.	ADJUSTMENT AND RECOVERY OF BONUSES

(5) If a variable remuneration component conditionally awarded to a member of the Management Board in a previous financial year would, in the opinion of the Supervisory Board, produce an unfair result due to extraordinary circumstances during the period in which the predetermined performance criteria have been or should have been achieved, the Supervisory Board has the power to adjust on behalf of AVG the value downwards or upwards.

(6) The Supervisory Board is entitled at its discretion to recover on behalf of AVG from any member of the Management Board any variable remuneration awarded on the basis of incorrect financial or other data, provided that such recovery decision shall be duly motivated. This right of recovery exists irrespective of whether the member of the Management Board has been responsible for the incorrect financial or other data or was aware or should have been aware of this incorrectness.

*    *    *

ANNEX II

REMUNERATION POLICY SUPERVISORY BOARD

OF AVG TECHNOLOGIES N.V.

(the “Company”)

1.	GENERAL

The remuneration of the Supervisory Board members is determined by the General Meeting of Shareholders and will not be dependent upon the profit of the Company. The Supervisory Board shall from time to time submit proposals on its remuneration to the General Meeting of Shareholders.

2.	COMPONENTS

2.1	Remuneration

Supervisory Board and Committees:

Chairman Dale Fuller: US$ 20,000 gross per month for his duties as chairman of the Supervisory Board and membership in the Supervisory Board Committees which covers 15 days per quarter, as set out in more detail in a letter dated 24 March 2010 by the Company to Dale Fuller. Any additional day will, subject to submission of supporting timesheets and justification and subject to the approval from the Chairman of the Audit Committee, be paid at a per-day rate of US$ 4,000, in case such day shall require travelling, and of US$ 3,000 if no such travelling is required.

All other independent members: US$ 70,000 gross per annum for their duties as members of the Supervisory Board and membership in the Supervisory Board Committees.

All non-independent members: nil.

Chairmen of Committees: In addition to the remuneration set out above, each independent member of the Supervisory Board serving (if applicable) as chairman of the Audit Committee and/or the Remuneration Committee and/or the Nominations and Governance Committee receives US$ 30,000 per year.

Note: Such remuneration for the Chairmen of the Committees and the membership in the Supervisory Board and Supervisory Board Committees of the independent Supervisory Board Members covers up to 30 days of service per year. The remuneration for any additional days worked beyond such 30 days of service during any given financial year shall be US$ 3,000, which amount shall be inclusive of any travel, subject to submission of supporting timesheets and justification and subject to the approval from the Chairman of the Supervisory Board (or if it concerns the Chairman, the Chairman of the Audit Committee). It is intended and anticipated that no additional days beyond such 30 days of service per year shall be required.

2.2	Options and Restricted Share Units

An independent Supervisory Board member may be granted rights to shares in the Company’s capital by way of remuneration.1

Grant

The Supervisory Board is authorized to grant independent members of the Supervisory Board options (Options) and/or restricted share units (RSUs) of ordinary shares in the capital of the Company, subject to the approval of the general meeting of shareholders of AVG (the General Meeting of Shareholders), in accordance with the terms and conditions set out in the option plan dated 7 May 2013, as amended from time to time (the Option Plan) and the RSU appendix to the Option Plan dated 7 May 2013, as amended from time to time (the RSU Plan) respectively.

The number of ordinary shares in respect of which Options and/or RSUs may be granted shall not exceed 8,159,948 ordinary shares or such higher number of ordinary shares as agreed by the General Meeting of Shareholders. The Options granted under the Option Plan or RSUs granted under the RSU Plan are granted on the basis of an Option or RSU agreement respectively with the relevant member of the Supervisory Board setting out the terms and details of the Option or RSU grant in more detail, inter alia, including the exercise price of the Options.

Vesting

The Option Plan and the RSU Plan provide for a vesting schedule of the Options and RSUs setting out that the Options and RSUs granted will vest in accordance with the vesting schedule over a period of four years. The Supervisory Board has the discretionary power to propose an alternative vesting schedule in the Option and/or RSU agreement entered into with the nominee.

Exercise price

The exercise price of the Options granted under the Option Plan is determined by the Supervisory Board in accordance with the Option Plan and the Consistent Course of Action, including the annexes thereto, as amended from time to time, currently being the closing price of the ordinary shares on the second full trading day following the relevant quarter earnings announcement.

2.3	Reimbursement for costs

Apart from their remuneration as defined under section 2.1, Supervisory Board members shall be reimbursed for all reasonable costs incurred in connection with their attendance of meetings, the reasonableness of such costs being assessed by the Chairman of the Supervisory Board (costs incurred by the Chairman are assessed by the Chairman of the Audit Committee). Any other expenses are only reimbursed, in whole or in part, if incurred with the consent of the Chairman of the Supervisory Board or the Corporate Secretary on his behalf (or if it concerns the Chairman, the Chairman of the Audit Committee or the Company Secretary on his behalf).

If a Supervisory Board member is required to charge VAT on his fees, this will be paid by the Company.

[1]	This constitutes a deviation from Dutch Corporate Governance Code, best practice provision III.7.1.

3.	LOANS, ADVANCES AND GUARANTEES

In relation to members of the Supervisory Board, the Company and its subsidiaries do not grant loans, guarantees or the like to Supervisory Board members. Loans are not remitted.2

[2]	Dutch Corporate Governance Code, best practice provision III.7.4 and also prohibited by Exchange Act Section 13(k).